UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company


LETTER TO:  RNS


Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 27 November 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of FMR Corp. and Fidelity International Ltd, which equals 49,801,548 shares, now represents 6.18% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached.

From:  Jenni Burton (Assistant Company Secretary)


Amendment 16

NOTIFICATIONS UNDER SECTIONS 193 TO 202 - - U.K. COMPANIES ACT

1.     Company in which shares are held;                             Pearson Plc

2.     Notifiable Interest:                                      Ordinary Shares

           (A)      FMR Corp.
                    82 Devonshire Street
                    Boston, MA 02109

                    Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

           (B)      Fidelity International Limited (FIL)
                    P.O. Box HM 670
                    Hamilton HMCX, Bermuda

                    Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd.
                    (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3.     The notifiable interests also comprise the notifiable interest of:

                    Mr. Edward C. Johnson 3d
                    82 Devonshire Street
                    Boston, MA 02109

       A principal shareholder of FMR Corp, and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K,, notwithstanding the exemption from reporting pursuant to Section 209 (1 )(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

From:  Rani Jandu (Regulatory Reporting Senior Manager,
                   FIL - Investment Compliance)

Schedule A                                                          Amendment 16

Security: PEARSON PLC

Current ownership percentage     6.18%

Total Shares Held                49,801,548

Shares in Issue:                 805,807,011

Change in holdings since last filing:     +1,525,850 ordinary shares


                                                    MANAGEMENT
                                     SHARES HELD     COMPANY       NOMINEE/REGISTERED NAME

                                       1,820,857           FPM     JP MORGAN, BOURNEMOUTH

                                       2,528,600           FPM     JP MORGAN, BOURNEMOUTH

                                       1,524,600           FPM     NORTHERN TRUST LONDON

                                         559,900           FPM     STATE STR BK AND TR CO LNDN (S

                                         538,800           FPM     MELLON BANK

                                         350,300           FPM     BANK OF NEW YORK BRUSSELS

                                         292,000           FPM     BANKERS TRUST LONDON

                                         135,600           FPM     MIDLAND SECURITIES SERVICES

                                          31,800           FPM     CHASE MANHTTN BK AG FRNKFRT (S

                                          19,400           FPM     JPMORGAN CHASE BANK

                                           6,900           FPM     DEXIA PRIVATBANK

                                         177,400          FMTC     STATE STREET BANK AND TR CO

                                         110,000          FMTC     BANK OF NEW YORK

                                          63,600          FMTC     NORTHERN TRUST CO

                                          24,100          FMTC     JPMORGAN CHASE BANK

                                          11,100          FMTC     MELLON BANK N.A.

                                           2,900          FMTC     BROWN BROTHERS HARRIMAN AND CO

                                      15,749,100         FMRCO     JPMORGAN CHASE BANK

                                       1,214,000         FMRCO     BROWN BROTHERS HARRIMAN AND CO

                                         144,443         FMRCO     STATE STREET BANK AND TR CO

                                          24,700         FMRCO     NORTHERN TRUST LONDON

                                          15,800         FMRCO     MELLON BANK N.A.

                                           9,300         FMRCO     NORTHERN TRUST CO

                                       3,550,687          FISL     JP MORGAN, BOURNEMOUTH

                                      19,127,513           FIL     BROWN BROS HARRIMN LTD LUX

                                       1,356,588           FIL     JP MORGAN, BOURNEMOUTH

                                         180,400           FIL     NORTHERN TRUST LONDON

                                          57,300           FIL     JPMORGAN BOURNEMOUTH

                                          25,100           FIL     STATE STR BK AND TR CO LNDN (S

                                         134,400          FICL     STATE STREET BANK AND TR CO

                                          13,700       FIA(K)L     STATE STREET HONG KONG



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 27 November, 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary